ONE SHELL PLAZA 910 LOUISIANA HOUSTON, TEXAS 77002-4995 TEL +1 713.229.1234 FAX +1 713.229.1522 www.bakerbotts.com	AUSTIN BEIJING DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK RIYADH WASHINGTON
June 15, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk
Ladies and Gentlemen:
On behalf of Iliad Holdings, Inc. (the “Registrant”), we are transmitting for electronic filing via the EDGAR system a memorandum of the Registrant responding to the comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated June 11, 2007.
Please telephone collect Ryan J. Maierson (713.229.2111) or the undersigned (713.229.1475) of the firm Baker Botts L.L.P., counsel to the Registrant, with any questions or comments you may have regarding the enclosed.

Very truly yours, BAKER BOTTS L.L.P.
By:	/s/ STEPHEN A. MASSAD
Stephen A. Massad

Enclosures

cc:	Mr. Donald C. Wayne (Universal Compression Holdings, Inc.)
Mr. Gary M. Wilson (Hanover Compressor Company)
Ms. Suzanne B. Kean (Hanover Compressor Company)
Mr. Scott N. Wulfe (Vinson & Elkins L.L.P.)
Mr. W. Matthew Strock (Vinson & Elkins L.L.P.)
Mr. Ryan J. Maierson (Baker Botts L.L.P.)

MEMORANDUM

TO:	Division of Corporation Finance
Securities and Exchange Commission

FROM:	Iliad Holdings, Inc.

RE:	Amendment No. 2 to Registration Statement on Form S-4 (File No. 333-141695) Response to SEC staff comments received via facsimile June 11, 2007
     We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) via facsimile on June 11, 2007 regarding the filing listed above. For your convenience, our responses are prefaced by the staff’s corresponding comment in bold text. Where applicable, our responses indicate the additions or revisions we have included in the second pre-effective amendment to the Form S-4 registration statement (“Amendment No. 2 “), which we have filed through EDGAR along with a copy of this letter. We also have forwarded to you courtesy copies of Amendment No. 2, marked to show changes from Amendment No. 1 to the Form S-4 registration statement, as filed on May 18, 2007.
     We respectfully request that the staff review our responses to its comments at its earliest convenience. Please advise us of any further comments as soon as possible.
Opinion of Universal’s Financial Advisor, page 60
1.	Please refer to the following sentence on page 62 of the prospectus: “Goldman Sachs reviewed certain financial and governance information for each “merger of equals” transaction in the energy industry since 2000 that was identified by Goldman Sachs.” Please clarify whether this underlined portion of the sentence is implying that Goldman Sachs believes that this list of mergers is an exhaustive list of “merger of equals” transactions in the energy industry since 2000 or merely is a select list of transactions identified by Goldman. If Goldman selected particular merger of equals transactions for its comparison, please discuss the bases upon which the selections were made, as requested in prior comment 29.

Response: The staff is supplementally advised that Goldman Sachs believes that this list of “merger of equals” transactions in the energy industry since 2000 appearing on page 62 is an exhaustive list of such transactions.

2.	We note your response to prior comment 31 of our May 3, 2007 letter that “. . . Goldman Sachs performed its selected transactions review primarily to analyze the composition of the board and senior management of the combined company in similar merger of equals transactions, Goldman Sachs did not perform such review for the purposes of .financial analyses . . .” Please revise the prospectus to explain the purpose of the analysis and whether and how it was used to support Goldman’s conclusion that the transaction is fair from a financial point of view.

Response: We have revised Amendment No. 2 accordingly. Please see page 62.
Compensation Discussion and Analysis, pages 124 and 167
3.	We note that the disclosure you provided in response to prior comment 37 indicates that both companies’ compensation consultants reviewed peer group compensation information. Please disclose the members of the peer groups that the consultants used for their reviews.

Response: We have revised Amendment No. 2 accordingly. Please see pages 125 and 169.
Comparative Stock Prices and Dividends, page 16
Comparative Stock Prices and Dividends, page 99
4.	We note your response to our prior comment 35 and the related revisions to your filing. We believe it is useful to your investors to provide a supplemental presentation of Hanover’s stock prices as adjusted for the effects of Hanover’s merger into Iliad Holdings, given the impact this merger has on the comparability of Hanover’s historical stock prices to Universal’s historical stock prices. However, this supplemental presentation should be clearly explained to your readers and should be presented next to Hanover’s historical data for comparison. In this regard, a title such as “Hanover Adjusted” with detailed footnote explanation as to what these numbers represent would be more appropriate than your current title of “Universal Equivalent per Share” and your current footnote reference to an exchange ratio, as we believe investors may confuse your current title with equivalent pro forma per share data as that term is defined in Item 3 of Form S-4 and confuse your reference to an exchange ratio with the exchange ratio for the acquisition of Universal. Please revise.

Response: We have revised Amendment No. 2 in response to this comment and in accordance with our telephone discussion with Mindy Hooker of the staff on June 14, 2006. Please see pages 16 and 99.
Unaudited Comparative Per Share Data, page 21
5.	We note your presentation of “Hanover unaudited equivalent pro forma combined amounts.” We believe it is useful to your investors to provide a supplemental presentation of Hanover’s per share data as adjusted for the effects of Hanover’s merger into Iliad Holdings, given the impact this merger has on the comparability of Hanover’s historical per share data to Universal’s historical per share data. However, this supplemental presentation should be clearly explained to your readers and should be presented next to Hanover’s historical data for comparison. In this regard, your current presentation and calculation of Hanover equivalent pro forma amounts is not consistent with the guidance concerning equivalent pro forma per share data in Item 3 of Form S-4 and should be revised as indicated above to present adjusted Hanover historical amounts.

Response: We have revised Amendment No. 2 in response to this comment and in accordance with our telephone discussion with Mindy Hooker of the staff on June 14, 2006. Please see page 21.

Unaudited Pro Forma Condensed Combined Financial Statements, page 196
6.	We read in pro forma footnote (C) that one of the reasons you expect this acquisition to result in such a large amount of goodwill is the “favorable cost of capital as a result of Universal’s master limited partnership subsidiary.” Please revise your pro forma footnote to explain this matter to investors in more detail, including, if true, the fact that your acquisition of Universal will result in your 51% ownership of this subsidiary, the fact that you will consolidate this subsidiary, a brief explanation of how your acquisition of a master limited partnership subsidiary that you consolidate will result in a lower cost of capital to you, and whether you plan to transfer Hanover’s assets to this partnership.

Response: We have revised Amendment No. 2 accordingly. Please refer to footnote (C) to the unaudited pro forma condensed combined financial statements on page 201.

7.	We have read your response to our prior comment 50 and your disclosures in pro forma footnote (D) and have the following questions:
•	We read in your response that you have identified finite-lived intangible assets that primarily relate to customer relationships, customer related contracts and non-compete agreements. Please revise your footnote to separately quantify the preliminary fair value assigned to each type of intangible asset that you have identified. If your use of the term “primarily” indicates that you have identified additional types of intangible assets, you should describe and quantify those. Please also revise this footnote to better describe what is captured in the categories “customer relationships” and “customer related contracts” as this may be unclear to your readers.

•	Please tell us, and revise your footnote to clarify, where you have reflected the acquired backlog of Universal. In this regard, we note the disclosures on page 10 of Universal’s December 31, 2006 Form 10-K.

•	We read in footnote (D) that you valued the acquired intangible assets primarily using an income approach, which bases the fair value of an asset on the present value of estimated future economic benefits with consideration given to current market expectations. Please explain to us in reasonable detail how you calculated the future economic benefits for each type of intangible asset that you have identified. Also tell us in more detail what you mean by “consideration given to current market expectations.” In this regard, it is unclear from this phrase if or how you have considered the guidance in paragraphs B171-B174 of SFAS 141. Also tell us if your use of the term “primarily” indicates that other methodologies were used, and if so, explain this to us in reasonable detail.
Response: We have revised footnote (D) to the unaudited pro forma condensed combined financial statements to separately quantify the preliminary fair value assigned to each identified intangible asset, including customer relationships, Universal’s existing non-compete agreements, and the acquired backlog of Universal. Customer relationships refers to the estimated fair value of cash flow benefits to be received in future periods from Universal’s existing customer relationships. Only the income approach was used in determining the value of acquired intangible assets, and footnote (D) to the unaudited pro forma condensed combined financial statements has been revised accordingly to remove the reference to “primarily.”
Our response to comment number 50 from the staff’s letter dated May 3, 2007 indicated that we were continuing to evaluate several variables associated with the valuation of customer-related intangible assets including customer turnover and the expected rate of return on fixed assets. We have further refined our estimate of customer-related intangible assets as a result of changes in our assumptions associated with customer turnover and the expected rate of return on fixed assets. As a result, the estimated fair value of customer-related intangible assets has increased from $84.5 million to $310.1 million. Please refer to footnote (D) to the unaudited pro forma condensed combined financial statements on page 201.
The future economic benefits for identified intangible assets were calculated using an income approach. This approach uses after-tax future estimated cash flows adjusted by contributory asset charges for working capital, fixed assets and the assembled workforce. The resultant after-tax excess earnings were discounted to a present value and adjusted for cash tax benefits to be received for future amortization of the intangible assets.
We considered the guidance in paragraphs B171-B174 of SFAS 141 in determining the fair value of the identified intangible assets. We used the income approach, which we believe is an appropriate method, because the fair value estimated by this approach represents the amount at which the asset could be bought or sold in a current transaction between willing parties. The income approach uses a present value technique to determine fair value. We believe we were consistent with paragraph B174 as we did not limit the period of cash flows to the currently existing contractual lives, instead using assumptions about future contract renewals based on industry and company experience and customer decay rates in determining the number of periods used for cash flows.
We have deleted the reference to “consideration given to current market expectations.” Please refer to footnote (D) to the unaudited pro form condensed combined financial statements on page 201.
8.	We note your response to our prior comment 51 and your revisions to pro forma footnote (K). Please revise your footnote to quantify the number of Holdings’ shares that will be issued to Hanover’s stockholders, as we believe this is important to clarify to your investors.

Response: We have revised Amendment No. 2 accordingly. Please refer to footnote (K) to the unaudited pro forma condensed combined financial statements on page 202.

9.	We read in pro forma footnote (N) that you have estimated a 15 year useful life for acquired finite-lived intangible assets. Given your description of the acquired intangible assets in footnote (D), it is unclear to us that a 15 year life would be appropriate. In this regard, we note from Universal’s December 31, 2006 Form 10-K that most of their backlog was expected to be filled within one year, and it appears from the disclosures on pages 189-190 that the non-compete agreement expires in 2009. Additionally, it is unclear to us that a 15 year life would be appropriate for customer relationships. Please explain to us in reasonable detail how you determined a 15 year life was appropriate for any acquired intangible assets. Please revise your pro forma footnotes to provide separate estimated useful lives for each type of intangible asset that you have identified, as it appears that the life could vary significantly between assets, and clarify which acquired intangibles are included in your pro forma adjustment for amortization expense. To the extent that an acquired intangible asset, such as backlog, would only be amortized over one year, that amortization expense should be discussed in your footnotes but not reflected in your pro forma income statement. Refer to Article 11-02(b)(5) of Regulation S-X.
Response: We have revised footnote (N) to the unaudited pro forma condensed combined financial statements to disclose the estimated useful life for each identified intangible asset included in the pro forma adjustment for amortization expense. Our response to comment number 50 from the staff’s letter dated May 3, 2007 indicated that we were continuing to evaluate several variables associated with the valuation of customer-related intangible assets, including customer turnover. We have further refined our estimate of customer turnover based on input from our independent valuation firm and Universal’s estimate of its turnover, based on our response to comment 7 above. Based on discussion with and input from our independent valuation firm, we believe that customer turnover in the oilfield services sector approximates 5% annually. We believe this is consistent with our actual experience and our expectation of turnover in the future, and we will update our analysis upon consummation of the mergers. We believe that the actual utilization of the benefit from the customer relationships should not be recognized utilizing a straight-line amortization. As a result, we have revised the amortization method in the current filing to record amortization of the customer relationships based on each annual period’s estimated realization of the fair value established on the assumed acquisition date. This results in a weighted average useful life for the customer-related intangible assets of approximately 7.2 years. We have revised footnote (N) to the unaudited pro forma condensed combined financial statements to include the estimated useful lives for each type of intangible asset as requested. In addition, we have included a schedule that discloses the estimated amortization for the first five years following the consummation of the mergers on a pro forma basis.
We have also identified an intangible asset associated with backlog acquired. This intangible asset will be amortized over the 15-month period associated with the completion of such fabrication contracts. Acquired non-compete agreements are being amortized over their weighted average contractual period.
Please refer to footnote (N) to the unaudited pro form condensed combined financial statements on pages 202 and 203.
10.	We note your presentation of pro forma earnings per share, including the reduction of Hanover’s shares outstanding resulting from its merger with Iliad Holdings,

currently presented as a pro forma adjustment. Please consider revising the presentation on the face of your pro forma statements of operations to show adjusted Hanover weighted averages shares outstanding and earnings per share, presented next to Hanover’s historical data for comparison, such that the Holdings Combined weighted average shares outstanding, would equal adjusted Hanover plus historical Universal. We believe this will bring greater transparency to the complexities of your transaction and make the earnings per share numbers in your pro forma financial statements more meaningful.
Response: We have revised Amendment No. 2 accordingly. Please see pages 199 and 200.
***
     We hereby acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact Stephen A. Massad at (713) 229-1475 or Ryan J. Maierson at (713) 229-2111 of Baker Botts L.L.P. with any questions or comments.